SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34670; File No. 812-15341

Owl Rock Capital Corporation, et al.

August 10, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III, Owl Rock Core Income Corp., Owl Rock Technology Finance Corp., Owl Rock Technology Finance Corp. II, Owl Rock Technology Income Corp., Owl Rock Capital Advisors LLC, Owl Rock Technology Advisors LLC, Owl Rock Technology Advisors II LLC, Owl Rock Capital Private Fund Advisors LLC, Owl Rock Diversified Advisors LLC, Owl Rock First Lien Master Fund, L.P., Owl Rock First Lien Sub-Master Fund 2, L.P., Owl Rock First Lien Sub-Master Fund Zero, L.P., Parliament Funding I LLC, Owl Rock First Lien Master Fund II, L.P., Owl Rock Diversified Lending 2020 Master Fund, L.P., Owl Rock Unlevered Diversified Lending 2020 Master Fund L.P., Owl Rock Unlevered Diversified Lending Sub-Master Fund 1,

L.P., Owl Rock Unlevered Diversified Lending Sub-Master Fund 2, L.P., Parliament Funding III LLC, Owl Rock US Direct Lending SMA 2019 LP, OR Opportunistic DL (C), L.P., Owl Rock Opportunistic Master Fund I, L.P., Owl Rock Opportunistic Master Fund II, L.P, OR Opportunistic I (H), L.P., Owl Rock Access Fund, L.P., OR Opportunistic Co-Invest II (A), L.P., ORO II Master Fund I, L.P., ORO II Master Fund II, L.P., OR Lending LLC, ORCC Financing II LLC, ORCC Financing III LLC, ORCC Financing IV LLC, Owl Rock CLO I, LLC, Owl Rock CLO I, LTD, Owl Rock CLO II, LLC, Owl Rock CLO II, LTD, Owl Rock CLO III, LTD, Owl Rock CLO IV, LTD, Owl Rock CLO V, LTD, Owl Rock CLO VI, LTD, OR AH I LLC, OR DH I LLC, OR GH I LLC, OR MH I LLC, OR HH I LLC, OR HEH I LLC, OR PCF I LLC, ORCC BC 2 LLC, ORCC BC 3 LLC, ORCC BC 4 LLC, ORCC BC 5 LLC, ORCC BC 6 LLC, ORCC BC 7 LLC, ORCC BC 8 LLC, OR Atlanta MH LLC, OR Garden State MH LLC, OR Jemico MH LLC, OR Long Island MH LLC, OR Midwest MH LLC, OR Toronto MH LLC, OR Lending II LLC, ORCC II Financing LLC, ORCC II Financing II LLC, OR DH II LLC, OR MH II LLC, OR HH II LLC, OR HEH II LLC, OR Long Island MH II LLC, OR Garden State MH II LLC, OR Toronto MH II LLC, OR Midwest MH II LLC, OR Jemico MH II LLC, OR Atlanta MH II LLC, OR PCF II LLC, OR GH II LLC, OR AH II LLC, ORCC II BC 2 LLC, ORCC II BC 3 LLC, ORCC II BC 4 LLC, ORCC II BC 5 LLC, ORCC II BC 6 LLC, ORCC II BC 7 LLC, ORCC II BC 8 LLC, OR Lending III LLC, ORCC III Financing LLC, ORCC III Financing II LLC, OR PCF III LLC, OR AH III LLC, ORCC III BC 2 LLC, ORCC III BC 3 LLC, ORCC III BC 4 LLC, ORCC III BC 5 LLC, ORCC III BC 6 LLC, ORCC III BC 7 LLC, ORCC III BC 8 LLC, ORCIC AH LLC, ORCIC BC 2 LLC, ORCIC BC 3 LLC, ORCIC BC 4 LLC, ORCIC BC 5 LLC, ORCIC BC 6 LLC, OR Lending IC LLC, ORCIC PCF LLC, Core Income Funding I LLC, Core Income Funding II LLC, Core Income Funding III LLC, Core Income Funding IV

LLC, OR Tech Lending LLC, OR Tech Financing I LLC, Owl Rock Technology Financing 2020-1, Owl Rock Technology Financing 2020-1 LLC, ORTF Funding I LLC, ORT KB LLC, ORTF BC 1 LLC, ORTF BC 2 LLC, ORTF BC 3 LLC, ORTF BC 4 LLC, OR Tech Lending II LLC, ORTF II BC 1 LLC, ORTF II BC 2 LLC, OR Tech Lending IC LLC, ORTIC BC 1 LLC, ORTIC BC 2 LLC, Tech Income Funding I LLC, ORCIC BC 7 LLC, ORCIC BC 8 LLC, ORCIC BC 9 LLC, Owl Rock CLO VII LLC, ORCIC BC 10 LLC, ORCIC BC 11 LLC, ORCIC BC 12 LLC, ORCIC JV WH LLC, ORCIC JV WH II LLC, ORTF II BC 3 LLC, ORTF II BC 4 LLC, ORTF II BC 5 LLC, Athena Funding I LLC, Athena Funding II LLC, Athena Funding III LLC, ORCC BC 9 LLC, ORCC BC 10 LLC, ORCC BC 11 LLC, ORCC II BC 9 LLC, ORCC II BC 10 LLC, ORCC II BC 11 LLC, ORCC III BC 9 LLC, ORCC III BC 10 LLC, ORTF BC 5 LLC, ORTF BC 6 LLC, and OR Diversified Lending (CP), L.P.

Filing Dates: The application was filed on May 24, 2022, and amended on July 20, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, September 6, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Neena Reddy, Vice

President and Secretary, Owl Rock Capital Corporation, at neena.reddy@blueowl.com, and

Cynthia M. Krus, Esq., and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, at

anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri

Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' first amended and restated application, dated July 20,

2022, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier

Deputy Secretary